

June 27, 2022

Brian Harris
Chief Financial Officer
Summit Materials, Inc.
1550 Wynkoop Street, 3rd Floor
Denver, Colorado 80202

> **Re: Summit Materials, Inc.**
> **Form 10-K for the Fiscal Year Ended January 1, 2022**
> **Filed February 24, 2022**
> **File No. 001-36873**

Dear Mr. Harris:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended January 1, 2022 Filed February 24, 2022

Item 2. Properties, page 33

1.   We note your disclosure on page 33 that you do not consider any of your individual quarrying operations as material for disclosure purposes. Please tell us how you assess mining property materiality and how you made this determination. In your response please consider Item 1301(c)(3) of Regulation S-K which requires the inclusion of all related activities from exploration through the first point of material external sale, including processing, transportation, and warehousing. Additionally, in your response please explain the materiality of your 2 cement sites, which appears to include 2 of your approximately 250 sites and represents approximately 12% of total sales, 26% of operating income, 22% of adjusted EBITDA, and 20% of total assets.

2. Please disclose annual production for your properties for each of the most recently completed fiscal years preceding the filing as required by Item 1303(b)(2)(i) of Regulation S-K.

3. For each mineral resource and reserve estimate please disclose the price, selected by a qualified person, which provides a reasonable basis for establishing the prospects of economic extraction as required by Item 1303(b)(3)(iv) of Regulation S-K.

4. For each mineral resource and reserve estimate please disclose the specific point of reference selected by a qualified person pursuant to Item 1303(b)(3)(v) of Regulation S-K. For example, clarify if resources and reserves are presented in-situ, prior to processing, as saleable products, or other.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact John Coleman at 202-551-3610 or Craig Arakawa at 202-551-3650 with questions about comments.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation